Exhibit 99.1

PRESS RELEASE

TNL Mediagene Completes Merger, Lists on NASDAQ
Tokyo and Taipei-based Media Group Brings in New Board and Investors,
Announces Partnership with WOWOW

TOKYO/TAIPEI - December 6, 2024 – TNL Mediagene, Asia’s next-generation digital-media and data group, today announced the completion of its previously announced merger with Blue Ocean Acquisition Corp (the “Business Combination”), and will become one of the first Asian media companies trading on NASDAQ under the ticker symbol TNMG, commencing on December 6, 2024 Eastern Time.

The media, technology and digital studio group publishes 22 media brands in Japan and Taiwan and other Asian markets, reaching upwards of 40 million unique users a month across its business, news, technology, sports and lifestyle content categories. Among its market-leading brands are Business Insider Japan, The News Lens, INSIDE, Roomie, Gizmodo Japan, Digiday Japan, and Sports Vision. The company also operates proprietary advertising networks and data products for marketers and produces B2B and B2C sponsored events.

“We are excited to become one of Asia’s first digital-media groups to list on the U.S. market,” TNL Mediagene Chief Executive and Co-Founder Joey Chung said. “This is an important day in our ambitions to become the go-to digital-media and technology company for consumers, advertisers and data partners in Asia’s fast-growing markets.”

TNL Mediagene became one of Asia’s top media companies when it was formed by the 2023 combination of Taiwan’s TNL Group and Japan’s Mediagene, well-known and innovative companies that publish ad- and subscription-supported products serving digital- and mobile-first users in two of the region’s wealthiest markets. The combined company has offices in Tokyo, Taipei, and Kyoto, with its main technology development team in Taipei.

The company has partnerships with a number of global media groups, including publishers Ziff Davis and Axel Springer and advertising group Hakuhodo. It is also developing a new partnership with the Japanese digital entertainment group WOWOW.

“We had a clear vision of how to build a trusted stable of high-quality brands,” said Motoko Imada, TNL Mediagene President and Co-Founder, who has pioneered the model of licensing and adapting global digital brands for Asian markets. “There are so many exciting growth opportunities in this region, but we want to be a global player.”

TNL Mediagene’s new board of directors reflects that ambition. Board members will include Lauren Zalaznick, a former executive vice president of NBC Universal; Marcus Brauchli, managing director of North Base Media and former top editor of The Wall Street Journal and the Washington Post; Takako Masai, director and chair of SBI Financial and Economic Research Institute and former member of the Bank of Japan’s Policy Board; and Priscilla Han, chief investment officer of Reapra, a venture capital firm.

Advisors

Morrison & Foerster LLP acted as legal advisor to TNL Mediagene, and Sidley Austin LLP acted as legal advisor to Blue Ocean Acquisition Corp (“Blue Ocean”). Walkers acted as Cayman legal advisor to TNL Mediagene, and the Maples Group acted as Cayman legal advisor to Blue Ocean. Needham & Company served as financial advisor to Blue Ocean.

About TNL Mediagene

TNL Mediagene, a Cayman Islands-registered company, is the product of the May 2023 merger of Taiwan’s The News Lens Co. and Japan’s Mediagene Inc., two leading, independent digital-media groups. Its business includes original and licensed media brands in Chinese, Japanese and English, across a range of subjects, including news, business, technology, science, food, sports and lifestyle; AI-powered advertising and marketing technology platforms in demand by agencies; and e-commerce and creative solutions. It takes pride in its political neutrality, its reach with younger audiences, and its quality. The company has 550 employees across Asia, with offices in Japan, Taiwan and Hong Kong.

https://www.tnlmediagene.com/

About Blue Ocean Acquisition Corp

Blue Ocean Acquisition Corp, a Cayman Islands exempted company, was a Nasdaq-listed special-purpose acquisition company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business or entities. It was founded by an affiliate of North Base Media (NBM), a global venture-capital firm focused on media. NBM is a small, minority shareholder of TNL Mediagene.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the parties or the parties’ respective management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including the anticipated benefits of the Business Combination, including revenue growth and financial performance, product expansion and services, and the financial condition, results of operations, earnings outlook and prospects of TNL Mediagene, including, in all cases, statements for the period following the consummation of the Business Combination. Any statements contained herein that are not statements of historical fact are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on the current expectations and beliefs of the management of TNL Mediagene in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on TNL Mediagene as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting TNL Mediagene will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including those discussed and identified in the public filings made or to be made with the U.S. Securities and Exchange Commission (the “SEC”) by Blue Ocean, including in the final prospectus relating to Blue Ocean’s initial public offering, which was filed with the SEC on December 7, 2021 under the heading “Risk Factors,” or made or to be made by Blue Ocean or TNL Mediagene, including in the registration statement on F-4, which was filed in connection with the Business Combination and has been declared effective by the SEC on November 6, 2024, and the definitive proxy statement/prospectus relating to the Business Combination which was mailed to the Blue Ocean shareholders. These risks and uncertainties include: expectations regarding TNL Mediagene’s strategies and future financial performance, including its future business plans, expansion and acquisition plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, product and service acceptance, market trends, liquidity, cash flows and uses of cash, capital expenditures, and TNL Mediagene’s ability to invest in growth initiatives; the implementation, market acceptance and success of TNL Mediagene’s business model and growth strategy; TNL Mediagene’s future capital requirements and sources and uses of cash; that TNL Mediagene will have sufficient capital upon consummation of the Business Combination to operate as anticipated; TNL Mediagene’s ability to obtain funding for its operations and future growth; developments and projections relating to TNL Mediagene’s competitors and industry; the outcome of any legal proceedings that may be instituted against TNL Mediagene or Blue Ocean following the closing of the Business Combination; the risk that the consummation of the proposed Business Combination disrupts TNL Mediagene’s current plans; the ability to recognize the anticipated benefits of the Business Combination; unexpected costs related to the proposed Business Combination; limited liquidity and trading of TNL Mediagene’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that TNL Mediagene may be adversely affected by other economic, business, and/or competitive factors; and operational risk. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. All forward-looking statements in this press release are made as of the date hereof, based on information available to TNL Mediagene as of the date hereof, and TNL Mediagene assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Investor Relations Contact: IR@tnlmediagene.com

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